

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Swatantra Rohatgi
President
Smart Rx Systems Inc.
18540 N. Dale Mabry Highway
Lutz, Florida 33548

> **Re: Smart Rx Systems Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed February 16, 2022**
> **File No. 024-11384**

Dear Mr. Rohatgi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unaudited Fiscal Period Ending September 30, 2021 Compared to Audited Fiscal Period Ending
September 30, 2020, page 40

1.   Please revise your captions and disclosures throughout the filing to remove all references to the fiscal period ending September 30, 2020 as being audited or a part of audited financial statements.

Remuneration of Executive Officers and Directors of Our Company, page 50

2.   We note your response to our prior comment 2. Please update this section for your most recently completed fiscal year December 31, 2021. Refer to Item 11 of Form 1-A.

Financial Statements, page F-1

3.   Your response to comment 3 did not address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.

4.   Your response to comment 5 did not address our comment. Please explain your basis in GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.

5.   We read your response to comment 4. Please revise the balance sheet presented alongside the September 30, 2021 balance sheet in your interim financial statements to be as of December 31, 2020 and do not label it as audited. Also, revise to include a reconciliation of the changes in each caption of shareholders' equity during the period ended September 30, 2020 with all significant reconciling items described by appropriate captions. Refer to paragraph (b)(5)(i) in Part F/S of Form 1-A.

General

6.   We reissue comment 6. In this regard, we note disclosure throughout the filing that should be updated beyond the fiscal year ended December 31, 2020.

      You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services